The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-140196

Subject to Completion. Dated April 27, 2007.

Prospectus Supplement to Prospectus dated January 25, 2007.

4,550,000 Shares

Kelly Services, Inc.

Class A Common Stock

All of the shares of Class A common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. Kelly Services will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our Class A common stock is quoted on the Nasdaq Global Market under the symbol “KELYA.” The last reported sale price of our Class A common stock on the Nasdaq Global Market on April 26, 2007 was $29.50 per share. Shares of our Class A common stock are not entitled to voting or conversion rights.

See “Risk Factors” on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 4,550,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 682,500 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on         , 2007.

Goldman, Sachs & Co.

JPMorgan

SunTrust Robinson Humphrey

Prospectus Supplement dated                 , 2007.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the financial statements and other information incorporated by reference.

Unless the context otherwise requires, throughout this prospectus supplement and the accompanying prospectus the words “Kelly,” “Kelly Services,” “the Company,” “we,” “us” and “our” refer to Kelly Services, Inc. and its consolidated subsidiaries.

Overview

Founded by William R. Kelly in 1946, Kelly Services, Inc. has provided staffing solutions to customers in a variety of industries throughout our 60-year history. Our range of staffing solutions and geographic coverage has grown steadily over the years to match the needs of our customers.

We have evolved from a United States-based company concentrating primarily on traditional office services into a global staffing leader with a breadth of specialty businesses. We now assign professional and technical employees in the fields of finance and accounting, education, engineering, information technology, law, science and health.

We are one of the world’s largest scientific staffing providers, and rank among the leaders in information technology, engineering and financial staffing. These specialty service lines complement our traditional expertise in office services, call center, light industrial and electronic assembly staffing. We also offer innovative staff management solutions for our customers, including outsourcing, consulting, recruitment and vendor management services.

Headquartered in Troy, Michigan, we serve customers in 32 countries and territories. We provide employment for more than 750,000 employees annually to a variety of customers around the globe—including more than 57% of the Fortune Global 500 companies and 90 percent of the Fortune 500 companies. Kelly offers staffing solutions to a diversified group of customers through offices in the Americas (United States, Canada, Puerto Rico and Mexico), Europe (Belgium, Czech Republic, Denmark, France, Germany, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Norway, Poland, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom) and the Asia-Pacific region (Australia, Hong Kong, India, Indonesia, Japan, Malaysia, New Zealand, the Philippines, Singapore and Thailand).

Business Segments

Our operations are divided into four principal business segments: Americas Commercial Staffing, Americas Professional, Technical and Staffing Alternatives, or PTSA, International Commercial Staffing and International PTSA. Our segments are split geographically between the Americas, which includes the United States, Canada, Puerto Rico and Mexico, and International, which includes our operations in the rest of the world. Within each geographic area, our segments are further split between Commercial Staffing and PTSA.

Commercial Staffing

Our Commercial Staffing segments provide a comprehensive range of employment services including:

•	Kelly Office Services—offering trained employees in general office and automation skills, as well as specialty office skills in the accounting, insurance, legal, medical and mortgage fields;

•	KellyConnect—providing staff for contact center environments, including customer service, sales, market research, collections and help desks;

•	Kelly Educational Staffing—the first nationwide program supplying qualified substitute teachers;

•	Kelly Marketing Services—providing support staff for seminars, sales and trade shows;

•	Kelly Electronic Assembly Services—providing technicians to serve all industries, including the technology, aerospace and pharmaceutical industries;

•	Kelly Light Industrial Services—placing staff experienced in facilities management, materials handling and other positions in the light industrial services industry;

•	KellySelect—a temporary to full-time service that enables both customers and temporary staff to evaluate the relationship before making a full-time employment decision; and

•	KellyDirect—a permanent placement service used across all business units in the United States.

Professional, Technical and Staffing Alternatives

Our PTSA segments provide highly skilled personnel organized by industry-specific service lines as well as workforce management and consulting services, including:

•	Kelly Automotive Services Group—placing employees in a variety of technical, non-technical and administrative positions in major automotive manufacturers and their suppliers;

•

Kelly Engineering Resources—supplying engineering professionals across all disciplines including aeronautical, chemical, civil/structural, electrical/instrumentation, environmental, industrial, mechanical, petroleum, pharmaceutical, quality and telecommunications;

•	Kelly FedSecure—placing professionals across all skills in jobs requiring security clearances;

•	Kelly Financial Resources—serving the needs of corporate finance departments, accounting firms and financial institutions with professional and support personnel;

•	Kelly Healthcare Resources—providing all levels of healthcare specialists and professionals to work in hospitals, ambulatory care centers, HMOs and other health insurance companies;

•	Kelly IT Resources—placing information technology specialists across all IT disciplines;

•	Kelly Law Registry—placing legal professionals including attorneys, paralegals, contract administrators, compliance specialists and legal administrators;

•	Kelly Scientific Resources—providing entry-level to Ph.D. professionals to a broad spectrum of scientific and clinical research industries;

•	Kelly HRfirst—specializing in human resources consulting and developing employment process outsourcing programs;

•	Kelly HR Consulting—helping clients with strategic staffing, training, compensation and benefits;

•	Kelly Management Services—specializing in outsourcing solutions that provide operational management of entire departments or business functions;

•	Kelly Vendor Management Solutions—supplying centralized workforce management solutions in a vendor-neutral environment across numerous business lines and geographies;

•	Ayers Group—specializing in career transition services and organizational effectiveness consulting; and

•	CGR/seven—specializing in providing a wide range of creative advertising talent including graphic designers, art directors, copy writers, web designers and motion graphics artists.

Competitive Strengths

We believe that our competitive position is attributable to a number of key strengths, including the following:

Industry Leader with High Quality Service Offerings

We have been an industry leader for more than 60 years and attribute the strength and longevity of our leading position to our commitment to excellence and the high quality of our service offerings. Our temporary staffing solutions are designed to help customers meet a variety of human resources needs in a flexible, efficient and cost-effective manner.

Our comprehensive service portfolio provides our customers with a single-source solution for all of their staffing and workforce needs. We believe that the Kelly brand is recognized around the world for quality of service, commitment to customer satisfaction, professional excellence and integrity. We also believe our recruitment, referral, training and placement methods are superior to those of our competitors.

Large Customer Focus that is Unique to Kelly

We do business with more than 57% of the Fortune Global 500 companies and 90% of the Fortune 500 companies and have a strong large customer focus. We believe that servicing our large customer accounts provides advantages for long-term growth given that these customers tend to be early adopters of new staffing concepts, heavy users of specialty staffing and fee-based services and quicker to provide a financial return on global expansion activities. Our ability to service our large customers also provides us with the experience to better serve our small and regional customers. A significant number of our customers have been with Kelly for 15 years or more.

Significant Operating Leverage

We have maintained a lean organization with the intent that any increase in sales will result in a proportionally greater increase in our profitability. When demand for temporary staffing leveled off early in 2005, we quickly took action, adjusting our budget and trimming expenses where necessary. We have a goal of holding the growth of our selling, general and administrative expenses below the rate of sales growth. As our revenue increases over time from industry growth and market share gains, we should continue to benefit from controlling our costs, thereby further expanding operating margins.

Industry and Geographic Diversity

Approximately 23% of our net sales for the fiscal year ended December 31, 2006 were derived from specialty services focused on PTSA solutions and 77% from commercial staffing. We believe that these business lines are influenced by different factors that do not move in tandem, providing added diversification and stability to our business. We benefit from an increasingly strong base of European and Asian customers. Reflecting this geographic revenue diversity, during the fiscal year ended

December 31, 2006, approximately 35% of our net sales were derived outside the United States and 65% in the United States. For our 2006 fiscal year, our top 100 customers represented approximately two-thirds of our consolidated revenue, with no one customer representing more than 5.1% of our consolidated revenue. We believe that this business and geographic diversity provides us with growth platforms that allow us to serve the global needs of our customers.

Strong Technology and Global Infrastructure

Since we assign over 750,000 employees in 32 countries and territories annually, it is critical to have the infrastructure and technology in place to efficiently and accurately monitor and track our people. In 2004, we began a four year process of implementing PeopleSoft payroll, billing and accounts receivable information systems in the United States, Canada, Puerto Rico, the United Kingdom and Ireland. This initiative to transform the business processes and systems that make up our middle office will allow us to better serve our customers and achieve greater cost efficiencies. Our organizational structure also provides our customers with a high degree of access to the right people within Kelly Services at any given time.

Experienced, Proven and Motivated Management Team

We believe that our management team provides broad experience and expertise in staffing. Carl Camden, our President and Chief Executive Officer, has over 11 years of experience in the staffing industry. Our Executive Vice President and Chief Financial Officer, Bill Gerber, has been with us for nine years in his current position. Mr. Camden, Mr. Gerber and the rest of our senior management team have significant experience with us and in the staffing industry. A substantial portion of our management’s total compensation is based on equity awards and on cash incentive awards linked primarily to the achievement of financial targets.

Growth Strategy

Our growth strategy is focused on serving our customers with the broadest range of staffing services and products to contribute to their success. We want to maintain our strong competitive differentiation while growing market share and revenue and enhancing profitability. Key elements of our growth strategy include the following:

Increasing Share of Growth Markets

Many of the markets we serve have long-term fundamental growth trends. According to internal Kelly estimates based on government, analyst and industry association data, total global staffing industry growth was 7.6% in 2005 and 2006 growth is estimated to have been approximately 7.2%. We estimate based on these sources that the global staffing market reached approximately $274 billion in revenue in 2006 and will reach approximately $296 billion in revenue in 2007, outpacing the 4.9% rate of the growth in global gross domestic product forecast by the International Monetary Fund.

The United States staffing market continues to be the largest market in the world with total revenue, according to internal Kelly estimates, of $88 billion in 2006 and an estimated growth rate of 5% in 2006. Based on projections by the United States Bureau of Labor Statistics and other sources, over the next ten years temporary employment in the United States is expected to grow at three times the rate of total employment growth.

Eastern Europe and the Middle East continue to be a region of growth for Kelly. Based on publicly available market share data, Kelly is the second largest staffing company in Russia. In 2005, we entered Eastern Europe with the opening of an office in Hungary. In 2006, we established an office in

Istanbul, Turkey to broaden our footprint in that region. In the first quarter of 2007, we acquired Talents Technology, a permanent placement and executive search firm with operations in the Czech Republic and Poland. We believe the growth rates in these regions will ultimately exceed those of our more established markets.

Asia will be a significant opportunity for growth, particularly in fast growing economies for temporary workers such as India, Malaysia and Japan. Developing economies have severe skill shortages, and most organizations in Asia have yet to effectively link people strategies and business strategies. It has been just seven years since we entered the Asian market but in that short time, we have emerged as a staffing leader in this growing part of the world.

•	With our acquisition of Singapore-based Business Trends in 2000, Kelly established a leading presence in seven Asian countries;

•	We are now one of the largest staffing companies in Malaysia, where we opened four new branches during 2005 and successfully launched KellyConnect;

•	In 2006, Kelly increased its minority position in Tempstaff, Japan’s second largest public staffing company, to 4.9%, creating a promising strategic alliance in this region;

•

In 2006, we acquired Sony’s 40% ownership of Tempstaff/Kelly, a joint venture with Tempstaff to further enhance our opportunities in this part of the world. In the first quarter of 2007, we acquired Tempstaff’s 51% ownership interest in the joint venture. Kelly now owns 100% of Tempstaff/Kelly.

Our largest clients continue to demand national and international arrangements. As a result, firms with a large network of offices compete most effectively for this business. We believe the opportunity for growth and expansion remains significant in these regions given our growing footprint. We continue to add branches, roll out new products and introduce specialty services around the world.

Expanding Our Specialty, Professional and Technical Businesses

The demand for highly skilled, experienced workers is higher today than in the past. With the requirement to comply with the Sarbanes-Oxley Act, increased regulatory scrutiny, labor shortages in professions such as engineering, law, information technology and finance, our professional and technical employees are in high demand. Kelly is one of the world’s largest scientific, information technology, engineering and financial staffing companies. We began our first branch of Kelly Scientific Resources in direct response to customer need over a decade ago. Today, the business has grown to become the world’s leading scientific and clinical research staffing operation with more than 100 locations in 16 countries. On the commercial side, Kelly Educational Staffing, which provides substitute teachers and paraprofessionals to schools, is meeting a growing demand for skilled school personnel. Kelly Education Staffing has partnered with school districts in 45 states, the District of Columbia and the United Kingdom to serve over 2,900 schools, providing temporary staffing for more than two million classroom/days in only six years. We see significant opportunity to increase our revenue in specialty, professional and technical services globally, and believe that doing so will better position the company for the future.

Expanding Our Branch Network

In addition to filling in our U.S. branch network, we continue to globalize many of our PTSA businesses by opening branches in high-growth markets around the world. We believe this initiative will continue to help us assist our customers on a local and worldwide basis.

Consolidation Opportunities in a Highly Fragmented Market

The global staffing market is highly fragmented, with the top five competitors capturing approximately 20% of the total market. Kelly ranks as the fifth largest staffing company globally, with approximately 2% of the total market. Based on publicly available information, Kelly is the second largest staffing company in the United States based on revenue. As one of the top five global staffing companies, we are uniquely positioned to opportunistically acquire companies to fill out niche services or geographic coverage. We are highly selective in identifying acquisition targets and proactively monitor attractive candidates. We continue to believe these opportunities exist in our key markets around the world to supplement our growth strategy.

The Offering

Shares of Class A common stock offered by the selling stockholders	4,550,000

Shares of Class A common stock outstanding after the offering	33,167,047

Use of proceeds	We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders

Dividend policy	We currently pay a quarterly dividend of $0.125 per share. Our board of directors may change our dividend policy from time to time in the future

Nasdaq Global Market symbol	“KELYA”

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 682,500 additional shares of our Class A common stock from the selling stockholders.

Our Corporate Information

Our principal executive offices are located at 999 West Big Beaver Road, Troy, Michigan 48084. Our telephone number is (248) 362-4444. We maintain an Internet website at www.kellyservices.com. The information contained on our website, or on other websites linked to our website, is not part of this prospectus supplement.

“Kelly™” is a trademark of Kelly Services, Inc. and its affiliated companies. Each of the other trademarks, trade names or service marks appearing in this prospectus supplement or the accompanying prospectus belongs to its respective holder.

Selected financial information

The following table summarizes selected financial information of Kelly Services, Inc. and its subsidiaries for each of the most recent five fiscal years and for our fiscal first quarters ended April 1, 2007 and April 2, 2006. The table should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement.

	Fiscal First Quarter		Fiscal Years
	2007	2006	2006	2005	2004(1)	2003	2002
	(In millions except per share amounts)
Revenue from services	$1,350.9	$1,335.6	$5,546.8	$5,186.4	$4,863.4	$4,199.2	$3,913.1
Earnings from continuing operations	5.3	8.2	56.8	37.7	22.2	2.9	17.0
Earnings from discontinued operations, net of tax(2)(3)	6.7	.4	6.7	1.6	(1.0)	2.0	1.4
Net earnings	11.9	8.6	63.5	39.3	21.2	4.9	18.5
Basic earnings per share:
Earnings from continuing operations	0.14	0.23	1.58	1.06	0.63	0.08	0.48
Earnings from discontinued operations	0.18	0.01	0.19	0.04	(0.03)	0.06	0.04
Net earnings	0.33	0.24	1.76	1.10	0.60	0.14	0.52
Diluted earnings per share:
Earnings from continuing operations	0.14	0.23	1.56	1.05	0.63	0.08	0.47
Earnings from discontinued operations	0.18	0.01	0.18	0.04	(0.03)	0.06	0.04
Net earnings	0.32	0.24	1.75	1.09	0.60	0.14	0.51
Dividends per share
Classes A and B common	0.125	0.10	0.45	0.40	0.40	0.40	0.40
Working capital(4)	466.3	436.2	463.3	428.0	413.1	380.2	357.8
Total assets	1,484.8	1,337.3	1,469.4	1,312.9	1,249.8	1,139.2	1,073.2
Total noncurrent liabilities	153.0	127.3	142.6	119.9	115.8	111.7	90.2

(1)	Fiscal year included 53 weeks.
(2)	As discussed in Note 3 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Kelly Staff Leasing was sold effective December 31, 2006 for an after-tax gain of $2.3 million. In accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the gain on the sale as well as Kelly Staff Leasing’s results of operations for the 2006 fiscal year and prior periods have been reported as discontinued operations.
(3)	During the first quarter of 2007, we sold Kelly Home Care. Accordingly, an after-tax gain of $6.2 million in the first quarter of 2007, as well as the results of operations for Kelly Home Care for all periods presented, are included in discontinued operations.
(4)

Beginning in 2005, restricted stock was reclassified from accrued payroll and related taxes to additional paid-in capital, long-term deferred rent was reclassified from accounts payable to other long-term liabilities and long-term accrued disability was reclassified from accrued payroll and related taxes to other long-term liabilities. Prior periods were reclassified for comparability. The effect of these reclassifications was to increase working capital by $7.9 million in 2004, $6.9 million in 2003 and $6.4 million in 2002.

Recent developments

For Kelly’s first quarter ended April 1, 2007, our revenue totaled $1.351 billion, a 1.1% increase compared to the $1.336 billion for the corresponding quarter in 2006. On a constant currency basis, our revenue decreased 1.1%.

Net earnings for the first quarter of 2007 totaled $11.9 million, a 39.2% increase compared to $8.6 million reported for the first quarter of 2006. Effective March 31, 2007, we sold our Home Care business unit for cash proceeds of $12.5 million and recorded an after-tax gain on the sale of $6.2 million. During the first quarter, we also incurred after-tax costs of $2.6 million related to the restructuring of our operations in the United Kingdom. Our reported net earnings included the gain on sale of our Home Care business and the restructuring charges in the United Kingdom.

Diluted earnings per share in the first quarter of 2007 were $0.32, an increase of 33.3% compared to first quarter 2006 earnings of $0.24 per share. Our reported diluted earnings per share included a $0.17 per share after-tax gain on the sale of our Home Care business, and a $0.07 per share after-tax cost of our restructuring in the United Kingdom.

Effective with our 2007 first quarter, we realigned our operations into four reporting segments, Americas Commercial, Americas Professional, Technical and Staffing Alternatives, or PTSA, International Commercial, and International PTSA. The Americas include our United States operations, as well as Canada, Mexico and Puerto Rico, which were previously included in International. In addition, we have allocated corporate expenses that directly support the operating units to the results of the four segments.

RISK FACTORS

Risks Relating to Our Business

We operate in a highly competitive industry with low barriers to entry, and may be unable to compete successfully against existing or new competitors.

The worldwide staffing services market is highly competitive with limited barriers to entry. We compete in global, national, regional and local markets with full-service and specialized temporary staffing companies. While the majority of our competitors are significantly smaller than us, several competitors, including Adecco S.A., Manpower Inc., Randstad Holding N.V., Vedior N.V., Spherion Corp., Allegis Group and The Goodwill Group, Inc., have substantial marketing and financial resources. In particular, Adecco S.A. and Manpower Inc. are considerably larger than we are and, thus, have significantly more marketing and financial resources than we do. Price competition in the staffing industry is intense, particularly for the provision of office clerical and light industrial personnel. We expect that the level of competition will remain high, which could limit our ability to maintain or increase our market share or profitability.

There has been a significant increase in the number of customers consolidating their staffing services purchases with a single provider or small group of providers. The trend to consolidate purchases has in some cases made it more difficult for us to obtain or retain customers. We also face the risk that our current or prospective customers may decide to provide similar services internally. As a result, there can be no assurance that we will not encounter increased competition in the future.

Our business is significantly affected by fluctuations in general economic conditions.

Demand for staffing services is significantly affected by the general level of economic activity and unemployment in the United States and the other countries in which we operate. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, however, many companies reduce their use of temporary employees before laying off full-time employees. We may also experience more competitive pricing pressure during periods of economic downturn. A substantial portion of our revenues and earnings are generated by our business operations in the United States. Any significant economic downturn in the United States or the other countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

Our loss of major customers or the deterioration of their financial condition or prospects could have a material adverse effect on our business.

Our business strategy is increasingly focused on serving large corporate customers through high volume global service agreements. While our strategy is intended to enable us to increase our revenues and earnings from our major corporate customers, the strategy also exposes us to increased risks arising from the possible loss of major customer accounts. In addition, some of our customers are in industries, such as the automotive and manufacturing industries, that have experienced adverse business and financial conditions in recent years. The deterioration of the financial condition or business prospects of these customers could reduce their need for temporary employment services, and result in a significant decrease in the revenues and earnings we derive from these customers.

Our customer contracts contain termination provisions that could decrease our revenues and earnings.

Most of our customer contracts can be terminated by the customer on short notice without penalty. Our customers, therefore, are not contractually obligated to continue to do business with us in the future. This creates uncertainty with respect to the revenues and earnings we may recognize with respect to our customer contracts.

We depend on our ability to attract and retain qualified temporary personnel.

We depend on our ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of our customers. We must continually evaluate our base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is intense, and demand for these individuals is expected to remain strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available in sufficient numbers and on terms of employment acceptable to us. Our success is substantially dependent on our ability to recruit and retain qualified temporary personnel.

We may be exposed to employment-related claims and losses that could have a material adverse effect on our business.

Temporary staffing services providers employ and assign personnel in the workplaces of other businesses. The risks of these activities include possible claims relating to:

•	discrimination and harassment;

•	employment of illegal aliens;

•	violations of wage and hour requirements;

•	retroactive entitlement to employee benefits; and

•	errors and omissions by our temporary employees, particularly for the actions of professionals such as attorneys, accountants and scientists.

We are also subject to potential risks relating to misuse of customer proprietary information, misappropriation of funds, criminal activity and other similar claims. We may incur fines and other losses or negative publicity with respect to these problems. In addition, these claims may give rise to litigation, which could be time-consuming and expensive. There can be no assurance that the corporate policies we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. There can also be no assurance that the insurance policies we have purchased to insure against certain risks will be adequate or that insurance coverage will remain available on reasonable terms or be sufficient in amount or scope of coverage.

Our investment in our PeopleSoft payroll, billing and accounts receivable project may not yield its intended results.

In the fourth quarter of 2004, we commenced our PeopleSoft project to replace our payroll, billing and accounts receivable information systems in the United States, Canada, Puerto Rico, the United Kingdom and Ireland. We anticipate spending approximately $69 million on the PeopleSoft project by the end of 2008. Although this technology initiative is intended to increase productivity and operating efficiencies, the PeopleSoft project may not yield its intended results. Any delays in completing, or an inability to successfully complete, this technology initiative or an inability to achieve the anticipated efficiencies could adversely affect our operations, liquidity and financial condition.

We are highly dependent on our senior management and the continued performance and productivity of our local management and field personnel.

We are highly dependent on the continued efforts of the members of our senior management. We are also highly dependent on the performance and productivity of our local management and field personnel. The loss of any of the members of our senior management may cause a significant disruption in our business. In addition, the loss of any of our local managers or field personnel may jeopardize existing customer relationships with businesses that use our services based on relationships with these individuals. The loss of the services of members of our senior management, local management or field personnel could have a material adverse effect on our business.

Our business is subject to extensive government regulation, which may restrict the types of employment services we are permitted to offer or result in additional tax or other costs that reduce our revenues and earnings.

The temporary employment industry is heavily regulated in many of the countries in which we operate. Changes in laws or government regulations may result in prohibition or restriction of certain types of employment services we are permitted to offer or the imposition of new or additional benefit, licensing or tax requirements that could reduce our revenues and earnings. There can be no assurance that we will be able to increase the fees charged to our customers in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in laws or government regulations. Any future changes in laws or government regulations may make it more difficult or expensive for us to provide staffing services and could have a material adverse effect on our business, financial condition and results of operations.

We conduct a significant portion of our operations outside of the United States and we are subject to risks relating to our international business activities, including fluctuations in currency exchange rates.

We conduct our business in 32 countries and territories including the United States. Our operations outside the United States are subject to risks inherent in international business activities, including:

•	fluctuations in currency exchange rates;

•	varying economic and political conditions;

•	differences in cultures and business practices;

•	differences in tax laws and regulations;

•	differences in accounting and reporting requirements;

•	changing and, in some cases, complex or ambiguous laws and regulations; and

•	litigation and claims.

Our operations outside the United States are reported in the applicable local currencies and then translated into U.S. dollars at the applicable currency exchange rates for inclusion in our consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the U.S. dollar and these fluctuations may have an adverse or favorable effect on our operating results when translating foreign currencies into U.S. dollars.

If we fail to maintain effective internal control over our financial reporting, we may cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management is required to include in our Annual Report on Form 10-K a report that assesses the effectiveness of our internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. Our Annual Report on Form 10-K is also required to include an attestation report of our independent registered public accounting firm on our management’s assessment of the effectiveness of our internal controls.

Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention. If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, our business may be harmed. Market perception of our financial condition and the trading price of our stock may also be adversely affected and customer perception of our business may suffer.

Our controlling stockholder exercises voting control over our company and has the ability to elect or remove from office all of our directors.

Terence E. Adderley, the Chairman of our board of directors, and certain trusts with respect to which he acts as trustee or co-trustee, control approximately 92.9% of the outstanding shares of Kelly Class B common stock, which is the only class of our common stock entitled to voting rights. Mr. Adderley is therefore able to exercise voting control with respect to all matters requiring stockholder approval, including the election or removal from office of all of our directors.

We are not subject to most of the listing standards that normally apply to companies whose shares are quoted on the Nasdaq Global Market.

Our Class A and Class B common stock are quoted on the Nasdaq Global Market. Under the listing standards of the Nasdaq Global Market, we are deemed to be a “controlled company” by virtue of the fact that Terence E. Adderley, the Chairman of our board of directors, and certain trusts of which he acts as trustee or co-trustee have voting power with respect to more than fifty percent of our outstanding voting stock. A controlled company is not required to have a majority of its board of directors comprised of independent directors. Director nominees are not required to be selected or recommended for the board’s selection by a majority of independent directors or a nominations committee comprised solely of independent directors, nor do the Nasdaq Global Market listing standards require a controlled company to certify the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. A controlled company is also exempt from Nasdaq Global Market’s requirements regarding the determination of officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors. A controlled company is required to have an audit committee composed of at least three directors, who are independent as defined under the rules of both the Securities and Exchange Commission and the Nasdaq Global Market. The Nasdaq Global Market further requires that all members of the audit committee have the ability to read and understand fundamental financial statements and that at least one member of the audit committee possess financial sophistication. The independent directors must also meet at least twice a year in meetings at which only they are present.

We currently comply with certain of the listing standards of the Nasdaq Global Market that do not apply to controlled companies. Our compliance is voluntary, however, and there can be no assurance that we will continue to comply with these standards in the future.

Provisions in our certificate of incorporation and bylaws and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, our certificate of incorporation establishes a classified or “staggered” board of directors, which means that only approximately one third of our directors are required to stand for election at each annual meeting of our stockholders. In addition, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. The acquirer would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and would not be able to cumulate votes at a meeting, which would require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted. In addition, our certificate of incorporation requires the approval of the holders of at least 75% of our Class B common stock for certain transactions involving our company, including a merger, consolidation or sale of all or substantially all of our assets that has not been approved by our board of directors.

Our board of directors also has the ability to issue additional shares of common stock that could significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15 percent or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation.

Our board of directors could choose not to negotiate with an acquirer that it did not believe was in our strategic interests. If an acquirer is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by these or other measures, you could lose the opportunity to sell your shares at a favorable price.

Risks Related to this Offering

Purchasers of shares of our Class A common stock in this offering will not be entitled to voting rights.

Under our certificate of incorporation, the holders of shares of our Class A common stock are not entitled to voting rights, except as otherwise required by Delaware law. As a result, purchasers of shares of Class A common stock in this offering will not have the right to vote for the election of directors or in connection with most other matters submitted for the vote of our stockholders.

Our stock price may be subject to significant volatility and your investment could suffer a decline in value.

The market price of our common stock may be subject to significant volatility. We believe that many factors, including several which are beyond our control, have a significant effect on the market price of our common stock. These include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	announcements relating to strategic relationships or acquisitions;

•	changes in financial estimates by securities analysts;

•	changes in general economic conditions;

•	actual or anticipated changes in laws and government regulations;

•	changes in industry trends or conditions; and

•	sales of significant amounts of our common stock or other securities in the market.

In addition, the stock market in general, and the Nasdaq Global Market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of our management’s attention and resources. Further, our operating results may be below the expectations of securities analysts or investors. In such event, the price of our common stock may decline.

A large number of shares may be sold in the market following this offering, which may depress the market price of our Class A common stock.

A substantial number of shares of our Class A common stock may be sold in the market in connection with this offering, which may depress the market price of our Class A common stock. Sales of a substantial number of shares of our common stock or securities convertible into or exercisable for our common stock in the public market, or the availability of these shares or securities for future sale, following this offering could also cause the market price of our Class A common stock to decline. In addition to the shares to be sold in this offering, the selling stockholders and certain other holders of shares of our common stock that may be deemed to be “affiliates” of our company as defined in Rule 144 under the Securities Act of 1933 have the right to sell an aggregate of 4,510,026 shares of common stock in the market, subject to compliance with the conditions of Rule 144. As of March 31, 2007, we also have outstanding stock options exercisable for an aggregate of 1,318,548 shares of common stock and have currently effective registration statements permitting the public resale of substantially all of those shares. If there are more shares of our common stock offered for sale than buyers are willing to purchase, then the market price of our Class A common stock may decline to a market price at which buyers are willing to purchase the offered shares of Class A common stock and sellers remain willing to sell the shares. All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any securities purchased by our “affiliates” as defined in Rule 144 under the Securities Act. We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may also be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments. Any such issuance has the potential to dilute your ownership interest in us and our earnings per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or variations or negatives thereof or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by us that may be provided by management are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our company and economic and market factors in the countries in which we do business, among other things. These statements are not guarantees of future performance, and we have no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause our actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state and international tax laws), our ability to effectively implement and manage our information technology programs and our ability to successfully expand into new markets and service lines. Certain of these risk factors are discussed more fully in our filings with the Securities and Exchange Commission, or SEC, incorporated in this prospectus supplement by reference and in “Risk Factors” in this prospectus supplement.

SELLI NG STOCKHOLDERS

The following table sets forth, to our knowledge, certain information as of the date of this prospectus supplement regarding the beneficial ownership of our shares by the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholders. The address of each selling stockholder is c/o Kelly Services, Inc., 999 West Big Beaver Road, Troy, Michigan 48084.

Name of Selling Stockholder	Shares of Class A Common Stock Owned Prior to the Offering	Shares of Class A Common Stock That May be Offered Hereby	Shares of Class A Common Stock Owned After the Offering	Percentage of Class A Common Stock Owned After the Offering(1)
Terence E. Adderley Revocable Trust A(2)	4,731,485	4,500,000	231,485	0.70%

William R. Kelly Trust for Terence E. Adderley(3)	200,000	100,000	100,000	0.30%

William R. Kelly Marital Trust(4)	3,730,013	287,500	3,442,513	10.38%

Ellin Joyce Adderley Trust(5)	391,000	172,500	218,500	0.66%

Richard J. Kelly Family Trust(6)	617,288	57,500	559,788	1.69%

Janet B. Kelly Trust for Martha Coward Scott(7)	165,000	57,500	107,500	0.32%

Janet B. Kelly Trust for Judith Coward(8)	165,000	57,500	107,500	0.32%

(1)	Based on 33,167,047 shares of Class A common stock issued and outstanding as of April 20, 2007. Does not include shares of Class A common stock that may be issued upon the conversion of shares of Class B common stock. Assumes that the underwriters exercise their option to purchase an additional 682,500 shares of Class A common stock from the selling stockholders.
(2)	Terence E. Adderley is the sole trustee of the Terence E. Adderley Revocable Trust A and, in his capacity as trustee, has sole power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.
(3)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the William R. Kelly Trust for the benefit of Terence E. Adderley and, in their capacities as co-trustees, have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.
(4)	Terence E. Adderley and JP Morgan Chase Bank, N.A. are the co-trustees of the William R. Kelly Marital Trust. Under the terms of the trust agreement, Mr. Adderley, in his capacity as co-trustee, has sole power to direct the investment of shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.
(5)	JP Morgan Chase Bank, N.A. is the sole trustee of the Ellin Joyce Adderley Trust and, in its capacity as trustee, has sole power to direct the investment of the shares of our Class A common stock held by the trust.

(6)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Richard J. Kelly Family Trust. Richard J. Kelly is a nephew of William R. Kelly. The co-trustees and Mr. Kelly have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.
(7)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Janet B. Kelly Trust for Martha Coward Scott. Janet Kelly was the wife of Richard H. Kelly and the step-mother of Richard J. Kelly. Martha Coward Scott is the daughter of Janet Kelly. The co-trustees and Ms. Scott have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.
(8)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Janet B. Kelly Trust for Judith Coward. Janet Kelly was the wife of Richard H. Kelly and the step-mother of Richard J. Kelly. Judith Coward is the daughter of Janet Kelly. The co-trustees and Ms. Coward have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.

The beneficiaries of the selling stockholders are or were related family members of Terence E. Adderley. Mr. Adderley is Chairman of our Board of Directors and is our controlling stockholder. Mr. Adderley served as our Chief Executive Officer during the period 1987—2006. The following table sets forth, to our knowledge, certain information as of the date of this prospectus supplement with respect to the beneficial ownership of our shares by Mr. Adderley. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by Mr. Adderley. Mr. Adderley’s address is c/o Kelly Services, Inc., 999 West Big Beaver Road, Troy, Michigan 48084.

	Class A Common Stock			Class B Common Stock
	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Class	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Terence E. Adderley	9,035,196	(2)	27.24%	3,214,265	(3)	92.9%

(1)	Does not include 402,500 shares which Mr. Adderley has a right to acquire through the exercise of stock options currently exercisable or exercisable within 60 days after the date of this prospectus.
(2)	Includes 4,776,541 shares held directly by Mr. Adderley, 3,730,013 shares in the William R. Kelly Marital Trust, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A., 30,000 shares in a charitable trust of which Mr. Adderley is a co-trustee with JP Morgan Chase Bank, N.A., 200,000 shares in an irrevocable trust, of which Mr. Adderley is a beneficiary, 75,000 shares held in separate trusts of which Mr. Adderley is co-trustee with JP Morgan Chase Bank , N.A., in which he has no equity interest, 223,642 shares held in the Estate of Margaret A. Kelly, of which Mr. Adderley is co-personal representative.
(3)	Includes 1,970,751 shares in the Terence E. Adderley Revocable Trust B, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A., 1,171,189 shares in the William R. Kelly Marital Trust, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A., 71,825 shares in the William R. Kelly Trust for the benefit of Terence E. Adderley, of which A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees, and 500 shares held in four separate trusts of which Mr. Adderley is co-trustee with shared voting and investment power, in which he has no equity interest.

The selling stockholders have agreed to reimburse us for all out-of-pocket costs and expenses, including professional fees and expenses, incurred in connection with the offering of the shares described in this prospectus supplement.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares described in this prospectus supplement. We will not receive any proceeds from the sale of the shares.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co

J.P. Morgan Securities Inc.

SunTrust Capital Markets, Inc.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

KeyBanc Capital Markets Inc.

U.S. Bancorp Investments Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 682,500 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 682,500 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $345,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

J.P. Morgan Chase Bank N.A., an affiliate of J.P. Morgan Securities Inc., is a trustee of each of the William R. Kelly Trust for Terence E. Adderley, William R. Kelly Marital Trust, Ellin Joyce Adderley Trust, Richard J. Kelly Family Trust, Janet B. Kelly Trust for Martha Coward Scott and Janet B. Kelly Trust for Judith Coward, which are each selling stockholders in this offering. Any sale by such selling stockholders will be made to all underwriters other than J.P. Morgan Securities Inc.

LEGAL MATTE RS

Certain legal matters will be passed upon for us by Baker & McKenzie LLP, Chicago, Illinois, for the selling stockholders by Bodman LLP, Detroit, Michigan, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EX PERTS

The financial statements and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Kelly Service, Inc. for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Kelly Services, Inc.

5,232,500 Shares

Class A Common Stock

This prospectus relates to resales of shares of our Class A common stock owned by certain selling stockholders. The shares described in this prospectus include shares that have been issued to the selling stockholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Kelly Services will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders have advised us that they intend to offer and sell the shares described in this prospectus through one or more underwritten offerings. The terms of any offering, including the number of shares offered and the names of the underwriters managing the offering, will be described in a supplement to this prospectus that we will file with the Securities and Exchange Commission at the time of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to sell shares unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

Our Class A common stock is quoted on the Nasdaq Global Market under the symbol “KELYA.” The last reported sale price of our Class A common stock on the Nasdaq Global Market on January 24, 2007 was $29.30 per share. Shares of our Class A common stock are not entitled to voting or conversion rights.

Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2007.

You should rely only on the information contained in or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with information in addition to or different from that contained in this prospectus or the accompanying prospectus supplement. The selling stockholders will be offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, throughout this prospectus and the accompanying prospectus supplement the words “Kelly,” “Kelly Services,” “we,” “us” and “our” refer to Kelly Services, Inc. and its consolidated subsidiaries.

“Kelly™” is a trademark of Kelly Services, Inc. and its affiliated companies. Each of the other trademarks, trade names or service marks appearing in this prospectus or the accompanying prospectus supplement belongs to its respective holder.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Using this process, the selling stockholders may, from time to time, sell shares of the Class A common stock described in this prospectus in one or more offering transactions. This prospectus provides you with a general description of the shares the selling stockholders may offer. Each time shares are sold, we will file with the SEC a prospectus supplement that will contain information about the specific terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should read the exhibits filed by us with the registration statement of which this prospectus is a part or our other filings with the SEC. You also should read this prospectus and the accompanying prospectus supplement together with the additional information described below under “Where You Can Find More Information.”

KELLY SERVICES, INC.

Founded by William R. Kelly in 1946, Kelly Services, Inc. has provided staffing solutions to customers in a variety of industries throughout our 60-year history. Our range of staffing solutions and geographic coverage has grown steadily over the years to match the needs of our customers.

We have evolved from a United States-based company concentrating primarily on traditional office services into a global staffing leader with a breadth of specialty businesses. We now assign professional and technical employees in the fields of finance and accounting, education, engineering, information technology, law, science, health and home care.

We are one of the world’s largest scientific staffing providers, and rank among the leaders in information technology, engineering and financial staffing. These specialty service lines complement our traditional expertise in office services, call center, light industrial and electronic assembly staffing. We also offer innovative staff management solutions for our customers, including outsourcing, consulting, recruitment and vendor management services.

Headquartered in Troy, Michigan, we serve customers in 30 countries and territories. We provide employment for more than 700,000 employees annually to a variety of customers around the globe—including more than 90 percent of the Fortune 500 companies.

Our principal executive offices are located at 999 West Big Beaver Road, Troy, Michigan 48084. Our telephone number is (248) 362-4444. We maintain an Internet website at www.kellyservices.com. The information contained on our website, or on other websites linked to our website, is not part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or variations or negatives thereof or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by us that may be provided by management are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our company and economic and market factors in the countries in which we do business, among other things. These statements are not guarantees of future performance, and we have no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause our actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state and international tax laws), our ability to effectively implement and manage our information technology programs and our ability to successfully expand into new markets and service lines. Certain of these risk factors are discussed more fully in our filings with the SEC incorporated in this prospectus by reference and in the risk factors included in the accompanying prospectus supplement.

DESCRIPTION OF OUR COMMON STOCK

Our authorized capital stock consists of 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Shares of our Class A common stock have no voting rights and are not convertible. Shares of our Class B common stock have voting rights and are convertible into shares of Class A common stock on a share-for-share basis at any time at the option of the holder. The holders of our Class B common stock are not entitled to cumulative voting rights for the election of our directors.

Holders of both classes of our common stock are entitled to participate on a share-for-share basis in any dividends declared by our board of directors. Currently, we pay a regular quarterly dividend of $0.125 per share. Both classes of our common stock have identical rights in the event of liquidation. The holders of our Class B common stock have preemptive rights to subscribe for additional shares of Class B common stock, shares of any other voting stock or any security convertible into shares of Class B common stock or other voting stock issued by us. The holders of our Class A common stock are not entitled to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, our certificate of incorporation establishes a classified or “staggered” board of directors, which means that only approximately one third of our directors are required to stand for election at each annual meeting of our stockholders. In addition, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. The acquirer would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and would not be able to cumulate votes at a meeting, which would require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

Our board of directors also has the ability to issue additional shares of common stock that could significantly dilute the ownership of a hostile acquirer. In addition, Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15 percent or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, certain information as of the date of this prospectus regarding the beneficial ownership of our shares by the selling stockholders.

The selling stockholders may sell any or all of the shares described in this prospectus. Because the selling stockholders may offer all or some of the shares described in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of any future offerings. For purposes of this table, we have assumed that, after completion of any future offerings, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholders. The address of each selling stockholder is c/o Kelly Services, Inc., 999 West Big Beaver Road, Troy, Michigan 48084.

Name of Selling Stockholder	Shares of Class A Common Stock Owned Prior to the Offering	Shares of Class A Common Stock That May be Offered Hereby	Shares of Class A Common Stock Owned After the Offering	Percentage of Class A Common Stock Owned After the Offering(1)
Terence E. Adderley Revocable Trust A(2)	4,725,885	4,500,000	225,885	0.69%

William R. Kelly Trust for Terence E. Adderley(3)	200,000	100,000	100,000	0.30%

William R. Kelly Marital Trust(4)	3,730,013	287,500	3,442,513	10.45%

Ellin Joyce Adderley Trust(5)	391,000	172,500	218,500	0.66%

Richard J. Kelly Family Trust(6)	667,288	57,500	609,788	1.85%

Janet B. Kelly Trust for Martha Coward Scott(7)	165,000	57,500	107,500	0.33%

Janet B. Kelly Trust for Judith Coward(8)	165,000	57,500	107,500	0.33%

(1)	Based on 32,933,987 shares of Class A common stock issued and outstanding as of December 31, 2006. Assumes that all of the shares of Class A common stock described in this prospectus are sold.
(2)	Terence E. Adderley is the sole trustee of the Terence E. Adderley Revocable Trust A and, in his capacity as trustee, has sole power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.
(3)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the William R. Kelly Trust for the benefit of Terence E. Adderley and, in their capacities as co-trustees, have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.
(4)	Terence E. Adderley and JP Morgan Chase Bank, N.A. are the co-trustees of the William R. Kelly Marital Trust. Under the terms of the trust agreement, Mr. Adderley, in his capacity as co-trustee, has sole power to direct the investment of shares of our Class A common stock held by the trust. Mr. Adderley is the sole beneficiary of the trust.

(5)	JP Morgan Chase Bank, N.A. is the sole trustee of the Ellin Joyce Adderley Trust and, in its capacity as trustee, has sole power to direct the investment of the shares of our Class A common stock held by the trust.
(6)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Richard J. Kelly Family Trust. Richard J. Kelly is a nephew of William R. Kelly. The co-trustees and Mr. Kelly have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.
(7)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Janet B. Kelly Trust for Martha Coward Scott. Janet Kelly was the wife of Richard H. Kelly and the step-mother of Richard J. Kelly. Martha Coward Scott is the daughter of Janet Kelly. The co-trustees and Ms. Scott have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.
(8)	A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees of the Janet B. Kelly Trust for Judith Coward. Janet Kelly was the wife of Richard H. Kelly and the step-mother of Richard J. Kelly. Judith Coward is the daughter of Janet Kelly. The co-trustees and Ms. Scott have shared power to direct the investment of the shares of our Class A common stock held by the trust. Mr. Adderley is not a beneficiary of the trust.

The beneficiaries of the selling stockholders are or were related family members of Terence E. Adderley. Mr. Adderley is Chairman of our Board of Directors and is our controlling stockholder. Mr. Adderley served as our Chief Executive Officer from 1987 to 2006. The following table sets forth, to our knowledge, certain information as of the date of this prospectus with respect to the beneficial ownership of our shares by Mr. Adderley. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by Mr. Adderley. Mr. Adderley’s address is c/o Kelly Services, Inc., 999 West Big Beaver Road, Troy, Michigan 48084.

	Class A Common Stock			Class B Common Stock
	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Class	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Terence E. Adderley	9,039,923	(2)	27.5%	3,214,265	(3)	92.9%

(1)	Does not include 402,500 shares which Mr. Adderley has a right to acquire through the exercise of stock options currently exercisable or exercisable within 60 days after the date of this prospectus.
(2)	Includes 4,778,941 shares held directly by Mr. Adderley, 3,730,013 shares in the William R. Kelly Marital Trust, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A., 30,000 shares in a charitable trust of which Mr. Adderley is a co-trustee with JP Morgan Chase Bank, N.A., 200,000 shares in an irrevocable trust, of which Mr. Adderley is a beneficiary, 77,327 shares held in separate trusts of which Mr. Adderley is co-trustee with sole or shared investment power, in which he has no equity interest, and 223,642 shares held in the Estate of Margaret A. Kelly, of which Mr. Adderley is co-personal representative.
(3)	Includes 1,970,751 shares in the Terence E. Adderley Revocable Trust B, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A., 1,171,189 shares in the William R. Kelly Marital Trust, of which Mr. Adderley is co-trustee with JP Morgan Chase Bank, N.A. and 71,825 shares in the William R. Kelly Trust for the benefit of Terence E. Adderley, of which A.A. Agnello and JP Morgan Chase Bank, N.A. are co-trustees.

The selling stockholders have agreed to reimburse us for all out-of-pocket costs and expenses, including professional fees and expenses, incurred in connection with the offering of the shares described in this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders have advised us that they intend to offer and sell the shares described in this prospectus through one or more underwritten offerings. The terms of any offering, including the number of shares offered and the names of the underwriters managing the offering, will be described in the prospectus supplement that we will file with the SEC at the time of the offering.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares described in this prospectus. We will not receive any proceeds from the sale of the shares.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the shares described in this prospectus will be passed upon by Daniel L. Lis, Esq., our Senior Vice President, General Counsel and Corporate Secretary. Mr. Lis beneficially owns 19,734 shares of our Class A common stock and holds presently exercisable options to acquire an additional 3,000 shares of our Class A common stock. If any matters are passed upon by counsel for the underwriters of an offering, that counsel will be named in the prospectus supplement relating to the offering.

EXPERTS

The financial statements incorporated in this prospectus by reference to Kelly Services, Inc.’s Current Report on Form 8-K dated January 24, 2007 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Kelly Service, Inc. for the year ended January 1, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to that registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. Our Class A common stock is quoted on the Nasdaq Global Market under the symbol “KELYA.” General information about our company, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.kellyservices.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or other securities filings and is not a part of these filings.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all of the shares covered by this prospectus or the sale of shares by the selling stockholders pursuant to this prospectus is terminated. The documents we incorporate by reference are:

•	our Current Reports on Form 8-K filed with the SEC on February 9, 2006, February 28, 2006, March 2, 2006, April 7, 2006, May 11, 2006, May 17, 2006, November 9, 2006 and January 24, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2006, July 2, 2006 and October 1, 2006;

•	our Annual Report on Form 10-K for the year ended January 1, 2006;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006; and

•	the description of our common stock included in our Registration Statement on Form 8-A, as filed with the SEC on June 14, 1984, including any amendments or reports filed for the purpose of updating that description.

Information in Current Reports on Form 8-K furnished to the SEC, including under Item 2.02 or 7.01 of Form 8-K, prior to, on or subsequent to the date hereof is not being and will not be incorporated herein by reference.

You may request a copy of these filings (other than an exhibit to any filing unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084
(248) 362-4444
Attention: James M. Polehna
Director—Investor Relations

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

4,550,000 Shares

Kelly Services, Inc.

Class A Common Stock

Goldman, Sachs & Co.

JPMorgan

SunTrust Robinson Humphrey